EXHIBIT 99.1

INTERNET GOLD - GOLDEN LINES LTD. ANNOUNCES THAT ITS 75.3% OWNED SUBSIDIARY, 012 SMILE.COMMUNICATIONS LTD., WILL SELL ITS CURRENT TELECOM BUSINESS TO AMPAL FOR NIS 1.2 BILLION

PRESS RELEASE

PETACH TIKVA, Israel, November 16 /PRNewswire-FirstCall/ -- Internet Gold - Golden Lines Ltd. (NASDAQ Global Market and TASE: IGLD), a leading Israeli communications group, today announced that its 75.3% owned subsidiary, 012 Smile.Communications Ltd. has signed an agreement with a wholly owned subsidiary of Ampal-American Israel Corporation (Nasdaq: AMPL - NEWS) to sell it 012 Smile's current telecom business for NIS 1.2 billion, or approximately $318 million. The transaction is subject to customary closing conditions, including the receipt of regulatory approvals from the Israel Ministry of Communications and the Israel Antitrust Commissioner.

Commenting on the transaction, Ms. Stella Handler, CEO of 012
Smile.Communications, said, "We are very pleased to enter into this agreement with Ampal to sell 012 Smile.Communications' business. This transaction represents an important step in finalizing our recently announced agreement to acquire the controlling stake in Bezeq The Israel Telecommunication Corp., Israel's largest telecommunications provider (TASE: BZEQ)."

Mr. Shaul Elovitch, Chairman of 012 Smile.Communications and Internet Gold - Golden Lines Ltd., added, "During the past several years we have worked diligently to build 012 Smile.Communications' operations, with the result that 012 Smile has become one of Israel's leading telecommunications providers and brands. We congratulate Ampal on its decision to acquire the business of 012 Smile.Communications and on the successful conclusion of our agreement."

J.P. Morgan plc acted as exclusive financial adviser and Fischer Behar Chen Well Orion & Co. as legal adviser to 012 Smile.Communications in connection with the transaction.

About Internet Gold - Golden Lines Ltd.

Internet Gold - Golden Lines Ltd. is one of Israel's leading communications groups with a major presence across all Internet-related sectors. Its subsidiary, 012 Smile.Communications Ltd., is one of Israel's major Internet and international telephony service providers, and one of the largest providers of enterprise/IT integration services. Its 100% owned subsidiary, Smile.Media Ltd., manages a portfolio of Internet portals and e-Commerce sites.

About 012 Smile.Communications

012 Smile.Communications is a leading provider of communication services in Israel, offering a wide range of broadband and traditional voice services. The Company's broadband services include broadband Internet access with a suite of value-added services, specialized data services and server hosting, as well as new innovative services such as local telephony via voice over broadband and a WiFi network of hotspots across Israel. Traditional voice services include outgoing and incoming international telephony, hubbing, roaming and signaling and calling card services. 012 Smile.Communications services residential and business customers, as well as Israeli cellular operators and international communication services providers through its integrated multipurpose network, which allows the Company to provide services to almost all of the homes and businesses in Israel. 012 Smile is a majority owned subsidiary of Internet Gold Golden Lines Ltd. (NASDAQ: IGLD - NEWS) one of Israel's leading communications groups with a major presence across all Internet related sectors. Internet Gold and 012 Smile are part of the Eurocom Communications Group.

For additional information about 012 Smile.Communications Ltd., please visit the Company's investors' site at http://www.012.net.

Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in 012 Smile.Communications' and Internet Gold - Golden Lines' filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

For further information, please contact:

Ms. Idit Azulay, Internet Gold

idita@co.smile.net.il / Tel: +972-72- 200-384